Exhibit 10.1

Quantum Corporation

224 Airport Parkway

Suite 550

San Jose, CA 95110

USA

+1 [408] 944-4000

Via email

Mr. Hugues Meyrath

June 11, 2025

Dear Hugues:

I am pleased to offer to you the opportunity to join Quantum Corporation (Quantum or the Company) as our President and Chief Executive Officer, reporting to the Board of Directors (Board). Your start date will be recorded as June 2, 2025 and you will be considered a field-based employee.

Base Salary: You will receive an annual base salary of $550,000.00, subject to applicable tax and other required withholding and paid in accordance with the Company’s normal payroll procedures.

Bonus Opportunity: In addition, you will be eligible to participate in the Company’s annual bonus program, the Quantum Incentive Plan (QIP). Your target bonus opportunity will be 100% of your eligible annual salary. The actual amount earned will be determined based on Quantum’s performance against metrics approved by the Board and your own performance, and paid in accordance with the QIP terms. The QIP bonus targets and terms are subject to annual re-evaluation and Board approval.

Equity Grant: The Company will recommend to the Leadership and Compensation Committee (LCC) of the Board that you be granted 100,000 time-vested restricted stock units (RSUs) and an option to purchase 100,000 shares of the Company’s Common Stock (the Option and collectively with the RSUs, the New Hire Awards), both vesting in 4 equal installments on each anniversary of the Grant Date (as defined below). The exercise price of the Option will be the closing sales price of the Company’s Common Stock on the Grant Date. Subject to LCC and Board approval, you will also have the future opportunity to be granted additional performance-based RSUs (PSUs), which will vest according to specific performance metrics approved by the Board. Vesting for any RSUs, options, or PSUs granted is subject to your continued employment. All equity awards shall be subject to the terms and conditions of the Company’s Long Term Incentive Plan (the Plan) and the standard forms of award agreements approved by the Board.

Subject to approval by the Board and the availability of shares, the New Hire Awards will be granted effective on the first day of the first month following your start date (the Grant Date). In the event that the Company does not have sufficient shares available under the Plan on such date to cover the New Hire Awards, the Company may either (a) elect to grant all or a portion of such awards contingent on approval of an increase to share reserve by the Company’s stockholders at its next stockholder meeting, or (b) delay the grant of such awards until sufficient shares become available under the Plan.

Severance: You will be eligible to enter into Quantum’s standard form of Change of Control Agreement, which we will provide to you after you accept this offer. In addition, in the event that (a) you incur an Involuntary Termination other than for Cause or your death or Disability, and (b) your termination occurs outside of the Change of Control Period (all terms as defined in the Change of Control Agreement), Quantum will provide to you the following severance payments and benefits (the Severance):

1.	a lump sum cash payment equal to 12 months of your then-annual base salary; and

2.

if you elect continuation coverage for you or your eligible dependents (if any) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) within the time period prescribed, the Company will provide monthly reimbursements of applicable COBRA premiums for continued coverage under the Company’s group health plans in which you participated on the day immediately before your termination date through the earlier of (A) 12 months after the date of termination of your employment with the Company, or (B) the date you and your eligible dependents (if any) are no longer are eligible to receive COBRA continuation coverage (the COBRA Benefits). Notwithstanding the foregoing, if the Company determines in its sole discretion that it cannot provide the COBRA Benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of the COBRA Benefits, the Company will provide to you during the 12 months following your termination a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue coverage under the COBRA Benefits. Such payments would be made regardless of whether you elect COBRA continuation coverage, solely if Quantum is unable to provide the COBRA Benefits.

The Severance is subject to your entering into and not revoking a release of claims in favor of the Company (the Release), within the period required by the Release. Any salary Severance due to you under clause 1. above will be paid on the 61st day following the date of termination of your employment with the Company, or such later date required by applicable law, including Section 409A of the Internal Revenue Code of 1986 (the Code.)

If the termination of your employment with the Company occurs on a date during the Change of Control Period, then the terms of the Change of Control Agreement will govern the eligibility and payment of any severance benefits to you and no Severance will be payable to you under this letter. Any Severance under this offer letter also will be subject to the relevant provisions set forth in the Change of Control Agreement.

Other Benefits: Quantum’s flexible benefit program provides a full range of benefits for you and your qualified dependents. A benefit overview packet will be provided following your acceptance and a detailed benefits review will be included in your orientation.

Additionally, you will be eligible to participate in the Company’s Deferred Compensation Program. Program information will be sent to you following your acceptance of this offer.

Confidential Information: During your employment with Quantum, you will have access to confidential and proprietary information, which Quantum vigorously protects. Therefore, this offer is conditioned on your execution and delivery to Quantum of its Proprietary Information and Invention Agreement. You will receive the agreement for electronic signature during your onboarding process.

Offer Terms: This offer is contingent upon your successful completion of a background verification process and proof of your employment eligibility. As a condition of this offer, if you resign or are terminated as President and Chief Executive Officer of the Company, you agree to resign from the Board immediately upon the Board’s request.

This offer supersedes any and all other written or verbal offers. Employment at Quantum is at will. Either you or Quantum has the right to terminate your employment at any time for any reason, with or without cause.

To confirm your acceptance of our offer, please sign a copy of this letter electronically through DocuSign. Please contact me directly with any questions about your offer.

Hugues, we look forward to having you join the Quantum executive team.

Sincerely,

/s/ Donald J. Jaworski

Donald J. Jaworski

Chairman of the Board

Acceptance

I understand and accept the terms of this offer of employment.

/s/ Hugues Meyrath	June 12, 2025
Hugues Meyrath	Date